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                               October 14, 2021

       Calvin Cooper
       Chief Executive Officer
       Rhove Real Estate 1, LLC
       629 N. High Street, 6th Floor
       Columbus, Ohio 43215

                                                        Re: Rhove Real Estate
1, LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed September 17,
2021
                                                            File No. 024-11645

       Dear Mr. Cooper:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       General

   1. We note that the initial closing of each series will occur at the earlier of (i) the date subscriptions for the
minimum aggregate amount of $38,600,000.00 of Gravity Series
                                                        Shares have been
accepted or (ii) a date thereafter determined by the Managing Member in its sole discretion.
On page 133 you disclose that the Manager and Dalmore will
                                                        review the subscription
documentation and that you reserve the right to reject any
                                                        subscription, for any
or no reason at any time prior to a closing. Additionally, it appears that you may terminate
an offering for a series at any time prior to the initial closing. As it appears that you
have an undetermined time to process subscription requests and can reject a subscription
for any reason, please provide us your analysis as to whether your offering should be
considered to be a delayed offering and not a continuous offering within the meaning of
Rule 251(d)(3)(i)(F) of Regulation A.
 Calvin Cooper
FirstName
Rhove RealLastNameCalvin
            Estate 1, LLC Cooper
Comapany
October 14,NameRhove
            2021        Real Estate 1, LLC
October
Page 2 14, 2021 Page 2
FirstName LastName
2. We note your disclosure that if the minimum purchase price of $36,000,000.00 is waived by the seller, then the Managing Member may waive the minimum number of Gravity
         Series Shares and the Company will proceed with an initial closing of the offering. Please tell us how you determined that this third party closing condition should not cause the offering to be viewed as a delayed offering because all the information that investors would need to make an investment decision would not be included in the offering circular at the time of its qualification. Provide us with your detailed legal analysis demonstrating how the condition to the closing of the offering above would be consistent with a continuous offering for purposes of compliance with Rule 251(d)(3)(i)(F) of Regulation
         A.
Description of Gravity Series, page 70

3. We note that you have provided an audited balance sheet of Rhove Real Estate 1, LLC
         (the    Company   ) as of March 30, 2021. We further note your
disclosure that as of such
         date the Company had not yet commenced planned principal operations and that subsequently in July 2021 authorized its initial individual Series, Gravity Series. Please tell us what intent you have to provide separate financial statements and obtain separate audit opinions for the Company and Gravity Series for future periods. We refer you to
         Question 104.01 of the Securities Act Sections Compliance and
Disclosure
         Interpretations.
4. Please tell us what consideration you gave to providing historical financial statements of
         The Gravity Project LLC (the "joint venture") for the period it was owned by The Gravity
         Project Holdings, LLC, and to providing pro forma financial statements reflecting your expected acquisition of a 95% interest in the joint venture. We refer you to Part F/S of
         Form 1-A.
Plan of Distribution, page 128

5. We note that the company may undertake one or more closings. We also note that an
         investor   s subscription is irrevocable. Please explain to us in more detail how the
         subsequent closings will work in conjunction with this offering. For example, please provide additional detail about the timing and mechanics of the subsequent closings, such as how often they will occur, how long a subsequent closing will take, and whether the
         decision to effect a subsequent closing is in the company   s sole
discretion. Provide us
         with your detailed legal analysis demonstrating how the potential suspension and delay of the offering in the manner identified above would be consistent with a continuous offering for purposes of compliance with Rule 251(d)(3)(i)(F) of Regulation A. We will consider qualifying your offering statement at your request. If a participant in
your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Calvin Cooper
Rhove Real Estate 1, LLC
October 14, 2021
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameCalvin Cooper
                                                           Division of
Corporation Finance
Comapany NameRhove Real Estate 1, LLC
                                                           Office of Real
Estate & Construction
October 14, 2021 Page 3
cc:       Kendall Almerico, Esq.
FirstName LastName